Exhibit 12

INTEGRATED ELECTRICAL SERVICES, INC., AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS OF DOLLARS)

	Year Ended September 30,
	2000	2001	2002	2003	2004
CONSOLIDATED
Earnings:
Income (loss) before taxes and cumulative effect of change in accounting principle	$42,799	$54,381	$13,472	$27,014	$(113,780)
Fixed charges	25,925	29,631	30,006	28,945	26,340

	$68,724	$84,012	$43,478	$55,959	$(87,440)

Fixed Charges:
Interest expense	$23,230	$26,053	$26,702	$25,744	$23,187
Portion of rental cost representing interest	2,695	3,578	3,304	3,201	3,153

	$25,925	$29,631	$30,006	$28,945	$26,340

Ratio of Earnings to Fixed Charges	2.7	2.8	1.4	1.9	(3.3)